Item 15(c) Exhibit 12

Corning Incorporated and Subsidiary Companies

Computation of Ratio of Earnings (Losses) to Combined Fixed Charges and Preferred Dividends:

(In millions, except ratios)

	Fiscal Years ended December 31,
	2007	2006	2005	2004	2003
Income (loss) from continuing operations before taxes on income	$1,291	$961	$559	$(1,604)	$(876)
Adjustments:
Distributed income of equity investees	490	363	302	139	112
Amortization of capitalized interest	3	4	4	5	6
Fixed charges net of capitalized interest	104	97	130	151	171

Earnings (loss) before taxes and fixed charges as adjusted	$1,888	$1,425	$995	$(1,309)	$(587)

Fixed charges:
Interest incurred	$96	$107	$132	$151	$153
Portion of rent expense which represents an appropriate interest factor	25	25	22	18	22
Amortization of debt costs	2	2	3	4	5

Total fixed charges	123	134	157	173	180
Capitalized interest	(19)	(37)	(27)	(22)	(9)

Total fixed charges net of capitalized interest	$104	$97	$130	$151	$171

Total fixed charges	$123	$134	$157	$173	$180

Fixed charges and pre-tax preferred dividend requirement	$123	$134	$157	$173	$180

Ratio of earnings to fixed charges	15.3x	10.6x	6.3x	*	*

Ratio of earnings to combined fixed charges and preferred dividends	15.3x	10.6x	6.3x	*	*

*	Loss before taxes and fixed charges as adjusted were inadequate to cover total fixed charges by approximately $1,458 million and $650 million and inadequate to cover fixed charges and pre-tax preferred dividend requirement by approximately $1,458 million, $650 million at December 31, 2004, and 2003 respectively.

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